WorleyParsons
resources & energy



# UBS Emerging Companies Conference

John Grill, Managing Director / Chief Executive Officer


when experience counts

# Agenda

- WorleyParsons Background
- Financial Performance
- Induction Centres
- WorleyParsons Contract Services
- Program Management Consultancy (PMC) Capability

# Background

- Leading professional services provider to the Energy, Resource and Complex Process Industries
- Across all phases of projects

| 1 | 2 | 3 | 4 | 5 |
|---|---|---|---|---|
| Identify | Select | Define | Execute | Operate |
| Project Feasibility<br>Business Strategy | Development<br>Optimise<br>Execution Strategy | Finalise Scope<br>Sanction Progress | Produce Asset | Operate Asset |

- Organised into four Customer Sector Groups:
  Hydrocarbons | Power | Minerals & Metals | Infrastructure

- US$245m acquisition of Parsons E&C Corporation
  Effective October 2004

WorleyParsons
resources & energy

# Global Reach



**30 countries | 60 offices | 12,000 project services personnel**

# Financial Performance

| $m | % | 2005 | 2004 |
|---|---|---|---|
| Aggregated Revenue | 168.0 | 1,379.5 | 514.8 |
| EBIT | 120.7 | 89.2 | 40.4 |
| EBIT margin | | 6.5% | 7.9% |
| Profit before tax | 109.8 | 85.4 | 40.7 |
| Net Profit | 87.7 | 57.7 | 30.7 |
| Net Margin | | 4.2% | 6.0% |
| Normalized EPS (cents per share) | 64.2 | 37.6 | 22.9 |
| Basic EPS (cents per share) | 51.5 | 31.2 | 20.6 |

# Health, Safety and Environment (HSE)

## Expectations

- Acceptance of philosophy - all incidents are preventable
- Take the time to do it safely
- Individual participation and responsibility
- Management commitment, visibility and accountability

## Objectives

- Compliance with regulations & standards
- Removal of all HSE risks or reduction to "As Low As Reasonably Practicable" (ALARP)
- Continuously improve our HSE management system and practices, by utilizing best practice methodology

Zero Harm

Leadership
No Incidents
Safe Behavior

# Induction Centres Australia Initiative

- Transfield Worley is currently facilitating the development of 10 Interactive HSE Induction Centres around Australia
- The centres will be established in consultation with national and regional industries to raise the standards of HSE throughout the complex processes industry in Australia
- The centres will be operated by ACEPT (Australian Centre for Energy and Process Training)
- A range of training will be provided at the centres, including a nationally recognised Complex Processes Card induction, and accreditations in a range of specific HSE topics


FIRE FIGHTING
Exchange
when experience counts

# Proposed Locations

## >> Locations

Plans are currently underway for Induction Centres in the following locations:


Karratha
Gladstone
Brisbane
Henderson
Newcastle
Bunbury
Adelaide
Sydney
Warmambool/Pt Campbell
Melbourne

# What are we trying to achieve?

- Improve efficiency and effectiveness of current induction processes
- Eliminate injuries and harm through more effective awareness training
- Facilitate improved HSE awareness of new staff
- Provide an enduring safety network across the major industries in Australia



# WorleyParsons contracting services


1
Identify
Project Feasibility Business Strategy
2
Select
Development Optimise Execution Strategy
3
Define
Finalise Scope Sanction Progress
4
Execute
Produce Asset
5
Operate
Operate Asset
Front End Studies
FEED
EPCM
Program Management Consultancy (PMC) Services
Performance based contracting

WorleyParsons
resources & energy

# Industry Contracting Trends


% of contracts
1980
Traditional
PMC
EPC
EPCM
Other
% of contracts
1990
Traditional
PMC
EPC
EPCM
Other
% of contracts
2000
Traditional
PMC
EPC
EPCM
Other

(WorleyParsons / Developed Markets)

# Program Management Consultancy (PMC) Services

- WorleyParsons acquired its PMC capability from Parsons E&C
- 60 years global experience producing $86 billion in successful projects
- Very few companies worldwide have the ability to provide a service of this magnitude
- Small number of companies competing at the top end of the market
- WorleyParsons is often more experienced in large projects than the client

# PMC Contracting Strategy


Client
PMC
Project/Contractor Management
Project Execution
EPCM or EPC Contractor
EPCM or EPC Contractor
E
P
C
E
P
C

# Functions of PMC Services

- Safety performance on the project
- Prepare and monitor budget and schedule
- Manage multiple contractors to ensure coordination and uniformity
- Project risk identification, evaluation and mitigation
- Provide interface management systems common for all
- Coordinate commissioning and start-up
- Supervision of engineering and procurement phases
- Construction management
- Change management

# Why WorleyParsons Seeks PMC Opportunities

Appropriate risk allocation

Collaborative client relationships

Revenue growth through additional services



# PMC Projects won since July 2005


Pingshan
GUANGDONG
Danshui
Huizhou
Refinery
Project
Pinghai
Shenzhen
Tai Po
Sha Tin
Yuen Long
Tuen Mun
Kowloon
Central Hong Kong
HONG KONG SAR

**Client: CNOOC**
**Grass Roots Refinery**

# PMC Projects won since July 2005



**Client: BOC**
**Global PMC Role**

# PMC Projects won since July 2005



**Client: Fertil**
**Urea Plant Debottlenecking Project**

# PMC Projects won since July 2005


Persian Gulf
QATAR
SAUDI ARABIA
OMAN
Dās
Mina' Şaqr
Ra's al Khaymah
Umm al Qaywayn
Ajmān
Sharjah
Dubai
Mina' Jabal 'Ali
Mina' Zāyid
ABU DHABI
Al 'Ayn
Ar Ruways
Quqūf
Khawr Fakkān
Al Fujayrah
OMANI ENCLAVE
0
50

**Client: Abu Dhabi Oil Refining Company**
**Green Diesel Project**

# PMC Projects Current

1 2 3 4 5

## Shaybah Development



| | |
|---|---|
| Client: | Saudi Aramco |
| Location: | Saudi Arabia |
| Scope: | FEED, PM, CM |
| Project Cost: | USD 2.5 billion |

- 150 to 170 oil wells, 1,000 psig, 4,000 – 5,000 BPD average production rate
- 40 drill islands
- Oval-shaped field served by two satellite GOSPs

# PMC Projects Current

1 | 2 | 3 | 4 | 5

## Jubail Petrochemical Project

Client: Jubail Chevron Phillips
Location: Saudi Arabia
Scope: FEED, Program Management
Project Cost: USD 1billion



- Styrene, propylene and ethylbenzene production
- Includes world's largest single-train styrene unit
- Utilities and interim storage facilities, feedstock and product pipelines, port and dock facilities

# PMC Projects Completed

1 2 3 4 5

## Kuwait Restoration / Upgrade



Client: Kuwait Oil Company
Location: Kuwait
Scope: PM, CM
Project Cost: USD 3 billion+

- Grass roots gathering centers (190,000 BOPD/100 MMSCFD, 220,000 BOPD/170 MMSCFD and 250,000 BOPD)
- Gas lift (10 & 5 MMSCFD)
- Crude oil pipelines (64 km 36")
- Central seawater injection (500,000 BWPD)

# PMC Projects Completed

1 | 2 | 3 | 4 | 5

## Borouge Petrochemical Complex



Client: Borouge (ADNOC & Borealis)
Location: Ruwais, Abu Dhabi
Scope: Program Management
Project Cost: USD 1.4 billion

- Ethylene unit
- Two low density polyethylene units
- Container loading terminal
- Ship and truck loading
- Warehousing and storage
- Offsites and utilities

# Outlook

We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors continue to experience positive conditions, in particular hydrocarbons and power. As a result of the integration and exploitation of the synergies with Parsons E&C we are well positioned throughout the business to respond to these opportunities.

2006 earnings will be enhanced by an increased contribution from the existing operations and an additional three months contribution from the Parsons E&C operations.

The company will continue to evaluate opportunities for new business growth that will add to our existing capabilities and that provide value for our shareholders.

WorleyParsons

resources & energy

# UBS Emerging Companies Conference

John Grill, Managing Director / Chief Executive Officer


when experience counts

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **WorleyParsons Limited** |
| **ABN** | **17 096 090 158** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **Grahame Campbell** |
| **Date of last notice** | **22 August 2005** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | **Indirect** |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.** |
| **Date of change** | **17 October 2005** |
| **No. of securities held prior to change** | **Grahame Campbell: 14,514**<br>Grandamico Pty Ltd: 437,739 |
| **Class** | **Ordinary** |
| **Number acquired** | **385** |
| **Number disposed** | **Nil** |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | **$3,750.00** |
| **No. of securities held after change** | **Grahame Campbell : 14,899**<br>Grandamico Pty Ltd : 437,739 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.** |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

*Rule 3.19A.2*

# Appendix 3Y
## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **WorleyParsons Limited** |
| **ABN** | **17 096 090 158** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **Erich Fraunschiel** |
| **Date of last notice** | **22 August 2005** |

### Part 1 - Change of director's relevant interests in securities
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | **Indirect** |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.** |
| **Date of change** | **17 October 2005** |
| **No. of securities held prior to change** | **Erich Fraunschiel: 15,859**<br>Erich Fraunschiel atf Fraunschiel Family Trust: 30,556<br>Montrose Investments (WA) Pty Ltd atf Fraunschiel Family Trust: 100,000 |
| **Class** | **Ordinary** |
| **Number acquired** | **402** |
| **Number disposed** | **Nil** |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | **$3,917.00** |
| **No. of securities held after change** | **Erich Fraunschiel : 16,261**<br>Erich Fraunschiel atf The Fraunschiel Family Trust : 30,556<br>Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust : 100,000 |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.** |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **WorleyParsons Limited** |
| **ABN** | **17 096 090 158** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **Ronald John McNeilly** |
| **Date of last notice** | **22 August 2005** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | **Indirect** |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.** |
| **Date of change** | **17 October 2005** |
| **No. of securities held prior to change** | **Ronald John McNeilly: 326,020**<br>Laargo Investments Pty Ltd: 12,222 |
| **Class** | **Ordinary** |
| **Number acquired** | **641** |
| **Number disposed** | **Nil** |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | **$6,250.00** |
| **No. of securities held after change** | **Ronald John McNeilly: 326,661**<br>Laargo Investments Pty Ltd: 12,222 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.** |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **WorleyParsons Limited** |
| **ABN** | **17 096 090 158** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **John Green** |
| **Date of last notice** | **22 August 2005** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | **Indirect** |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.** |
| **Date of change** | **17 October 2005** |
| **No. of securities held prior to change** | **John Green: 638,617**<br>John M Green & Jennifer A Green: 249,975 |
| **Class** | **Ordinary** |
| **Number acquired** | **923** |
| **Number disposed** | **Nil** |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | **$9,000.00** |
| **No. of securities held after change** | **John Green: 639,540**<br>John M Green & Jennifer A Green: 249,975 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.** |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **WorleyParsons Limited** |
| **ABN** | **17 096 090 158** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **Eric Gwee Teck Hai** |
| **Date of last notice** | **22 August 2005** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | **Indirect** |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.** |
| **Date of change** | **17 October 2005** |
| **No. of securities held prior to change** | **1,354** |
| **Class** | **Ordinary** |
| **Number acquired** | **333** |
| **Number disposed** | **Nil** |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | **$3,250.00** |
| **No. of securities held after change** | **1,687** |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.** |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

**WorleyParsons**
resources & energy
**WorleyParsons Limited**
ABN 17 096 090 158



**All correspondence to:**
Computershare Investor Services Pty Limited
GPO Box 4195 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2118
www.computershare.com

26 October 2005

Dear Shareholder

**Annual General Meeting 2005**

On behalf of the directors of WorleyParsons Limited ("WorleyParsons"), I am pleased to invite you to WorleyParsons' Annual General Meeting ("AGM"). Enclosed is the notice of meeting setting out the business of the AGM.

WorleyParsons' 2005 AGM will be held on Friday 25 November 2005 commencing at 2.00 pm (AEST) at the Radisson Plaza Hotel, 27 O'Connell Street, Sydney NSW 2000. If you decide to attend the meeting, please bring this letter with you to facilitate registration and entry into the meeting.

One resolution to be considered at the AGM is the adoption of the Remuneration Report. The Remuneration Report is a new report to shareholders arising from recent legislative changes. I will ensure there is a reasonable opportunity for shareholders to discuss the report at the meeting. The vote on this report is not binding on the directors or the Company.

Further details relating to the various resolutions proposed to be passed at the AGM are set out in the Explanatory Notes accompanying the notice of meeting. I urge all shareholders to carefully read this material before voting on the proposed resolutions.

All of WorleyParsons' directors recommend that shareholders vote in favour of each of the resolutions proposed to be passed at the forthcoming AGM.

If you are unable to attend the AGM, I encourage you to cast your vote by completing, signing and returning the enclosed Proxy Form in accordance with the instructions set out on the Proxy Form.

Corporate shareholders should complete a "Certificate of Appointment of Corporate Representative" form to enable a person to attend the meeting on their behalf. A form of this certificate may be obtained from the Company's share registry.

I would like to take this opportunity to thank shareholders for their support of WorleyParsons. We have achieved significant growth since our listing in 2002 and through our integration with Parsons E&C in 2004. We continue to strive for excellence in all our work and to provide you with improved shareholder value.

I look forward to seeing you at the meeting.

Yours sincerely

**Ron McNeilly**
Chairman

**WorleyParsons**
resources & energy
**WorleyParsons Limited**
ABN 17 096 090 158

# Proxy Form

**All correspondence to:**
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2118
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

## Appointment of Proxy

I/We being a member/s of WorleyParsons Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ______ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of WorleyParsons Limited to be held at Radisson Plaza Hotel, 27 O'Connell Street, Sydney, NSW, 2000 on Friday 25 November 2005 at 2:00pm (AEDT) and at any adjournment of that meeting.

**IMPORTANT: FOR ITEMS 4 AND 5 BELOW**

☞ ☐ *If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 4 and 5 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4 and 5 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.*

## Voting directions to your proxy - please mark X to indicate your directions

| Item | | For | Against | Abstain* |
|---|---|---|---|---|
| Item 2(a). | *To re-elect Mr Ron McNeilly as a director* | ☐ | ☐ | ☐ |
| Item 2(b). | To re-elect Mr David Housego as a director | ☐ | ☐ | ☐ |
| Item 2(c). | To elect Mr Eric Gwee as a director | ☐ | ☐ | ☐ |
| Item 3. | *Remuneration Report* | ☐ | ☐ | ☐ |
| Item 4. | Grant of Performance Rights to Executive Directors | ☐ | ☐ | ☐ |
| Item 5. | Increase in aggregate fee for Non Executive Directors | ☐ | ☐ | ☐ |

**In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.**

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

## PLEASE SIGN HERE

**This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

**In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.**

| Contact Name | Contact Daytime Telephone | Date / / |
|---|---|---|

WOR 19PR

011684 - V3

# How to complete the Proxy Form

## 1 Your Address

*This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on* the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

## 2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

## 3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

## 4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

## 5 Signing Instructions

*You must sign this form as follows in the spaces provided:*

| | |
|---|---|
| Individual: | where the holding is in one name, the holder must sign. |
| Joint Holding: | where the holding is in more than one name, all of the securityholders should sign. |
| Power of Attorney: | to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. |
| Companies: | where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed in accordance with Section 127 of the Corporations Act. Please indicate the office held by signing in the appropriate place. |

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at www.computershare.com

## Lodgement of a Proxy

*This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than* 2.00pm Wednesday 23 November 2005 being 48 hours before the commencement of the meeting at 2:00pm (AEDT) on Friday 25 November 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

**Documents may be lodged using the reply paid envelope or:**

| | |
|---|---|
| IN PERSON | Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia |
| BY MAIL | Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 8060 Australia |
| BY FAX | 61 3 9473 2118 |

## NOTICE OF MEETING

**WorleyParsons Limited**
**ABN 17 096 090 158**

Notice is hereby given that the 2005 Annual General Meeting ("AGM") of WorleyParsons Limited (**WorleyParsons**) will be held on Friday 25 November 2005 at 2.00 pm (AEST) at Radisson Plaza Hotel, 27 O'Connell Street, Sydney, NSW, 2000.

**Business**

**1 – Financial Report**

To receive and consider the financial report of the Company and the reports of the Directors and of the Auditors for the financial year ended 30 June 2005.

**2 – Election of Directors**

To consider, and if thought fit, pass the following resolutions as ordinary resolutions:

(a) That Mr Ron McNeilly, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's Constitution, and being eligible, is re-elected as a director of the Company.

(b) That Mr David Housego, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's Constitution, and being eligible, is re-elected as a director of the Company.

(c) That Mr Eric Gwee, whose appointment under rule 8.1(d) of the Company's Constitution on 28 February 2005 expires in accordance with rule 8.1(e)(1) at the annual general meeting, and being eligible, is elected as a director of the Company.

**3 – Remuneration Report**

To adopt the Remuneration Report as set out in the Annual Report for the financial year ended 30 June 2005.

*Note: the vote on this resolution is advisory only and does not bind the Directors or the Company.*

**4 – Grant of Performance Rights to Executive Directors**

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That approval be given under Listing Rule 10.14 for the grant of Performance Rights to the executive directors of the Company (Messrs John Grill, William Hall and David Housego) in respect of the 2005/6 financial year, being not more than a total of 167,398 Performance Rights, in accordance with the WorleyParsons Limited Performance Rights Plan and on the terms summarised in the Explanatory Notes attached to the Notice of Meeting."

**5 – Increase in aggregate fee for Non Executive Directors**

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That approval be given, for the purpose of rule 8.4(a) of the Company's Constitution, for the aggregate amount of remuneration that may be paid in any financial year to the Company's non executive directors to be increased by $325,000 (from $600,000 to $925,000)."

By order of the Board
Dated: 26 October 2005

Sharon Sills
Company Secretary

**Voting entitlements**

The Board has determined that a shareholder's voting entitlement at the Annual General Meeting will be taken to be the entitlement of the person shown in the register of members as at 7:00 pm AEST on **Wednesday 23 November 2005.**

**Restrictions on Voting**

In accordance with the Listing Rules, the Company will disregard any votes cast:

- on resolution 4 by all directors and their associates; and
- on resolution 5 by all directors and their associates.

However, the Company need not disregard a vote if it is cast by:

- a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- the Chairman of the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

**Proxies**

- A Proxy Form accompanies this Notice of Meeting.
- A member entitled to attend and vote has a right to appoint a proxy.
- The proxy need not be a member of WorleyParsons.
- Any instrument appointing a proxy in which the name of the appointee is not completed is regarded as given in favour of the Chair of the meeting.
- The appointment of one or more duly appointed proxies will not preclude a member from attending the AGM and voting personally.
- Members who are entitled to cast two or more votes may appoint not more than two proxies to attend and vote instead of themselves. An additional proxy form will be supplied by the share registry (Computershare Investor Services Pty Limited) on request by contacting ***1 300 855 080*** or from outside Australia ***+61 3 9415 4000***. Where two proxies are appointed, both forms should be completed with the nominated proportion or number of votes each proxy may exercise. If no such proportion or number is specified, each proxy may exercise half of the votes.
- If the appointment is signed by an attorney, the power of attorney or a certified copy of it must be sent with the Proxy Form.
- Proxy Forms must be signed by a member or the member's attorney or, if the member is a corporation, must be signed in accordance with section 127 of the Corporations Act or under hand of its attorney or duly authorised officer. If the Proxy Form is signed by a person who is not the registered holder of Shares (eg an attorney), then the relevant authority (eg, in the case of Proxy Forms signed by an attorney, the power of attorney or a certified copy of the power of attorney) must either have been exhibited previously to WorleyParsons or be enclosed with the Proxy Form.
- **To be effective, Proxy Forms must be received by the Company at its registered office or deposited at or faxed to:**

  WORLEYPARSONS LIMITED share registry at:

  ***Computershare Investor Services Pty Limited***
  ***GPO Box 242***
  ***Melbourne, Vic, 8060, Australia;***
  ***Fax number + 61 3 9473 2118***

  **no later than 48 hours prior to the meeting.**

- If a body corporate is appointed as proxy, please write the full name of that body corporate (eg, Company X Pty Ltd). Do not use abbreviations. The body corporate will need to ensure that it:

  (a) appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth); and

  (b) provides satisfactory evidence of the appointment of its corporate representative prior to commencement of he meeting.

  If no such evidence is received before the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy.

**Body corporate representatives**

- A corporation, by resolution of its directors, may authorise a person to act as its representative to vote at the AGM.
- A representative appointed by a corporation may be entitled to execute the same powers on behalf of the corporation as the corporation could exercise if it were an individual member of WorleyParsons.
- To evidence the authorisation, either a certificate of corporate body representative executed under the common seal of the corporation or under the hand of its attorney or an equivalent document evidencing the appointment will be required.
- The certificate or equivalent document must be produced prior to the meeting.

WorleyParsons Limited
ABN 17 096 090 158

**EXPLANATORY NOTES TO SHAREHOLDERS**

These Explanatory Notes form part of the Notice of Meeting and should be read with the Notice of Meeting.

**BUSINESS**

**Election of Directors**

**Resolution 2(a) – Mr Ron McNeilly**

Mr Ron McNeilly, a non executive director, who retires in accordance with rule 8.1(e)(2) of the Company's constitution, is standing for re-election as a non executive director of the Company at the AGM.

Ron is Chairman of the Board and a member of the Nominations and Remuneration Committee. Ron is currently the Deputy Chairman of BlueScope Steel Limited (previously BHP Steel) and has over 30 years' experience in the steel industry. Ron joined BHP Billiton in 1962 and has held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. Ron is the Chairman of the Melbourne Business School Limited and a Director of Alumina Limited. He is a former Chairman of Ausmelt Limited and a former director of GH Michell Holdings Pty Limited, QCT Resources and Tubemakers of Australia.

The directors (other than Mr McNeilly) recommend the reappointment of Mr Ron McNeilly to the WorleyParsons Board.

**Resolution 2(b) – Mr David Housego**

Mr David Housego, an executive director, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's Constitution, is standing for re-election as an executive director of the Company at the AGM.

David joined the Company in July 1999. He led the corporate reorganisation and subsequent Initial Public Offering and listing on the Australian Stock Exchange in 2002 and represents WorleyParsons on a number of its joint venture companies. David's finance experience covers business development, corporate strategic planning, investment evaluation, investor relations and management accounting systems development. Prior to joining the group, David held senior finance roles with Coca-Cola Amatil. Previously, he worked for a number of firms in the UK and held a variety of accounting positions with AAP Reuters and IBM Australia.

The directors (other than Mr Housego) recommend the reappointment of Mr David Housego to the WorleyParsons Board.

**Resolution 2(c) – Mr Eric Gwee**

Mr Gwee, a non executive director, was appointed on 28 February 2005 upon the retirement of Dr John Schubert under rule 8.1(d) of the Company's Constitution. Mr Gwee's appointment expires at the AGM in accordance with rule 8.1(e)(1). Mr Gwee is standing for election as a non executive director of the Company at the AGM.

Eric joined the WorleyParsons Board of Directors in February 2005 and is a member of the Nominations and Remuneration Committee. Eric is a Singaporean national with extensive international experience in the hydrocarbons and power industries, including a career spanning more than 29 years with the ExxonMobil Group. Eric is currently a Non Executive Director of Singapore Power Limited and Chairman of SP Services Limited. He is also a Director of the Melbourne Business School Limited. Previously, he was the Chairman of CPG Corporation Pte Ltd and was a Director of ExxonMobil Singapore Pte Ltd. For his many years of dedicated service to the Singapore community, Mr Gwee was awarded The Public Service Star in 1994 and The Public Service Star (BAR) in 2004.

The directors (other than Mr Gwee) recommend the appointment of Mr Eric Gwee to the WorleyParsons Board.

**Resolution 3 – Remuneration Report**

The Remuneration Report is set out on pages 43 to 54 of the WorleyParsons 2005 Annual Report. It is also available on the WorleyParsons internet site (www.worleyparsons.com).

The *Corporations Act 2001* requires listed companies to put an annual non-binding resolution to shareholders to adopt the Remuneration Report. In line with the legislation, this vote will be advisory only, and does not bind the directors or the Company. However, the Board will take the outcomes of the vote into consideration when determining the Company's remuneration policy.

The Remuneration Report sets out the remuneration policy for the Company and its controlled entities and:

- Reports and explains the remuneration arrangements in place for executive directors, senior management and non-executive directors;
- Explains Board policies in relation to the nature and value of remuneration paid to non executive directors, executives and senior managers within the WorleyParsons group; and

- Discusses the relationship between the Board policies and WorleyParsons performance.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

The directors unanimously recommend shareholders approve the adoption of the Remuneration Report.

***Resolution 4 – Grant of Performance Rights to Executive Directors***

Resolution 4 seeks shareholder approval for the grant of Performance Rights to the Company's executive directors (Mr John Grill, Mr William Hall and Mr David Housego) in the 2005/6 financial year pursuant to the WorleyParsons Limited Performance Rights Plan (**Plan**) and otherwise on the terms and conditions set out in this notice.

The Company's remuneration policy is designed and is regularly reviewed to ensure that executive remuneration is competitive in attracting, motivating and retaining top quality executives and properly reflects the duties and responsibilities of each relevant executive. The remuneration structure used by the Company to achieve these objectives includes the combination of fixed annual remuneration and performance related remuneration (including participation in the Plan, which is offered to executives who are able to influence the generation of shareholder wealth and therefore have a direct impact on the Company's performance). The Nomination and Remuneration Committee regularly seeks independent expert advice on the appropriateness of remuneration packages when compared to packages offered by comparable companies. The Committee is currently reviewing the Plan, having regard to emerging market practice in relation to remuneration.

The ASX requires, under Listing Rule 10.14, that shareholders approve the grant of securities to a director. In 2004, the Company was granted a waiver by the ASX from this requirement to seek shareholder approval. The waiver applies where securities are purchased on market to satisfy the exercise of performance rights. Despite receiving the waiver from the ASX, the directors wish to keep members informed of relevant issues relating to the remuneration of the Company's executive directors and accordingly, shareholder approval is sought for the grant to Messrs Grill, Hall and Housego of the following number of Performance Rights: -

- Mr John Grill – 81,520 Performance Rights
- Mr William Hall – 49,527 Performance Rights
- Mr David Housego – 36,351 Performance Rights

The number of Performance Rights are calculated in accordance with the following formula:

**<u>Formula</u>: X = Y% of Total Target Annual Remuneration ("TAR")**

| | | |
|---|---|---|
| Where | X = | number of Performance Rights granted |
| | Y = | long term incentive percentage of TAR for each individual director (Mr Grill - 33%, Mr Hall - 24%, Mr Housego - 35%) |
| | TAR = | Total Annual Remuneration comprising fixed annual remuneration, plus maximum target performance-based remuneration (Short Term Incentive + Long Term Incentive) |

In respect of the 2005/6 financial year, Mr Grill's TAR is $2,418,000, Mr Hall's TAR is $1,760,980 and Mr Housego's TAR is $1,034,000.

The total maximum number of Performance Rights granted to the executive directors for the 2005/6 financial year will not exceed 167,398 Performance Rights. The maximum number of shares that the executive directors may be allocated will be calculated on the basis of the weighted average share price of the Company's shares over the 10 trading days immediately following the announcement of the annual results.

Messrs Grill, Hall and Housego are the only directors who are entitled to participate in the Plan.

On 25 September 2002, the shareholders approved the Plan. Since that time, the following total numbers of Performance Rights have been granted to Messrs Grill and Housego under the Plan for no consideration and on similar terms to the proposed grant described below (as at 30 June 2005):

- Mr Grill – 343,011 Performance Rights;
- Mr Housego – 144,416 Performance Rights.

Mr Hall, a US resident, was subject to the US Additional Rules to the Plan for the 2004-05 financial year, which provides cash-settled long term incentive payments in lieu of the issue of securities. Mr Hall was granted 41,756 US Performance Rights in the 2005 financial year.

On 30 September 2005, the following Performance Rights became exercisable by Messrs Grill and Housego. The rights have a nil exercise price:

- Mr Grill – 113,343 Performance Rights;
- Mr Housego – 44,515 Performance Rights.

Further details of these grants are set out in detail in the Remuneration Report.

Subject to receipt of shareholder approval, the Board intends to grant the Performance Rights in respect of the 2005/6 financial year by 30 November 2005. The performance conditions and other terms of grant for the 2005/6 performance rights are described below.

Each Performance Right granted pursuant to this approval will entitle the holder to one fully paid ordinary share in the Company at no cost, subject to satisfaction of the performance conditions described below. The Performance Rights vest based on the achievement of prescribed performance hurdles and a service condition. The Performance Rights may only be exercised after this three year period when fully vested and expire 10 years from the initial exercise date.

The Performance Rights proposed to be granted to Messrs Grill, Hall and Housego for the 2005/6 financial year may only be exercised to the extent that specified earnings per share (EPS) growth targets and the total shareholder return (TSR) measure are satisfied as set out below.

EPS is calculated in accordance with Accounting Standard AASB 1027 "Earnings per Share". Basic earnings per share is determined by dividing the operating profit after income tax by the weighted average number of ordinary shares outstanding during the financial year.

EPS in the base year and the measurement years will be calculated on a normalised basis which will exclude the amortisation and/or impairment of goodwill and trade name.

In respect of each tranche, 40% of each executive's Performance Rights vest subject to EPS measurement in accordance with the following table:

| **EPS measurement table** | |
|---|---|
| **Average compound growth in EPS of WorleyParsons over a three-year performance period** | **Proportion of Performance Rights that may be exercised if the EPS Performance Hurdle is met** |
| Less than 4% p.a. above increase in CPI | 0% |
| 4% p.a. above increase in CPI | 20% |
| More than 4% p.a. above increase in CPI, but less than 8% p.a. plus increase in CPI | An additional 5% of performance rights will vest for each additional 1% p.a. plus CPI increase |
| 8% p.a. above increase in CPI | 40% (i.e. Maximum of award) |

The target growth measures were determined in the 2003 financial year and were based on a review of the targets of comparable and peer companies' measures at the time.

40% of the Performance Rights in a tranche will lapse if compound EPS is less than 4% p.a. above CPI.

The TSR measure represents the change in the capital value of a listed entity's share price over a period, plus dividends, expressed as a percentage of the opening value.

TSR performance will be measured annually against an ASX index determined by the Nominations and Remuneration Committee from time to time (for 2005/6, the ASX 200 Industrials Index) over a 3 to 4 year period from the date of grant. That is, the TSR measure will initially be assessed at the end of the three year performance period and if the hurdle is not met in year 3, the TSR hurdle will be re-tested at the end of year 4, at the executive's irrevocable election. If the hurdle is not met at that time, the Performance Rights will lapse.

In respect of each tranche, 60% of each executive director's performance rights are subject to the TSR measurement in accordance with the following table:

| **TSR measurement table** | |
|---|---|
| **Performance against ASX Index** | **Proportion of Performance Rights that may be exercised if the TSR performance hurdle is met** |
| Less than 50th percentile | 0% |
| At 50th percentile | 30% |
| More than 50th and up to 75th percentile | From the 51st to 75th percentiles an additional 1% of performance rights will vest for every percentile increase in TSR |
| More than 75th percentile | 60% (i.e. Maximum of award) |

In the event of a change of control of the company (which is defined as a third party acquiring unconditionally more than 50% of the shares in the company) the directors will exercise their discretion to determine that all unvested performance rights vest, provided that the appropriate performance hurdles in respect of those rights have been met.

Under the Plan Rules, the Board may deem any unvested Performance Rights to have lapsed if, in the opinion of the Board, the executive director acts fraudulently or dishonestly or is in breach of any of his obligations to the Company.

If the executive director leaves the Company, the terms of the Plan prescribe that a proportion of Performance Rights may be exercised (to a maximum of two-thirds of the original grant), subject to satisfaction of any applicable performance criteria and subject to exercise by the Board of its discretion to allow the rights to be exercised.

The rights vest as the executive director meets a service requirement; i.e. the executive director must continue to remain employed by the Company to become eligible to exercise his performance rights. The rights may generally only be exercised after the three year period when fully vested, subject to the relevant performance hurdles being satisfied. Trading restrictions may apply to the shares on vesting of the Performance Rights, as determined by the Board at its discretion.

The Board's view, in 2002 when it established the Plan, and today, is that unless WorleyParsons performs well and shareholder value is improved, the executive directors should receive no benefit. The performance conditions impose real but achievable targets for the executive directors. Satisfaction of the performance conditions must result in the creation of shareholder wealth.

Details of any Performance Rights granted under the Plan will be announced to the ASX at time of grant and published in the Company's Annual Report relating to the period in which the rights are granted, together with a statement that approval for the grant was obtained under Listing Rule 10.14.

No Performance Rights will be issued under this approval later than one year after the date of the AGM.

Any additional persons (for whom shareholder approval is required) who become entitled to participate in the Plan after shareholders approve the grant to the executive directors and who are not named in the Notice of Meeting, will not participate in the Plan until approval is obtained under Listing Rule 10.14.

The directors (with Messrs Grill, Hall and Housego abstaining) recommend that shareholders vote in favour of the resolution.

**Voting on Resolution 4**

In accordance with the Listing Rules, the Company will disregard any votes cast on resolution 4 by any directors and their associates.

*However, the Company need not disregard a vote if it is cast by:*

- a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- the Chairman of the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

**5 – Increase in Aggregate Fees for Non Executive Directors**

*Currently, the maximum aggregate amount which may be provided under rule 8.4(a) of the Company's Constitution as fees* to non executive directors of the Company for their services as directors is $600,000 in any financial year "or any other amount as may be fixed by the company in general meeting for that purpose".

To allow for adequate fees now and in the future to reflect the increasing demands on directors, the Board considers it in the interests of the Company to increase the aggregate sum available. Accordingly, the Company is now seeking shareholder approval for the aggregate amount payable to non executive directors to be increased by $325,000 to $925,000. In determining the amount of the increase, the Board has taken advice from the Nominations and Remuneration Committee, which in turn has considered and reviewed independent remuneration reports provided by external advisers, the recent growth in the size and complexity of the Company and the possibility of an increase in the number of non executive directors recruited to the Board over the next few years.

Each non executive director's fees for the year ended 30 June 2005 are detailed in the Remuneration Report in the 2005 Annual Report. The total value of fees paid to all non executive directors during the last financial year was $483,933. Non executive director fees for the year ended 30 June 2006 are expected to be approximately $575,000 (based on current board composition).

*The directors recommend that shareholders vote in favour of the resolution.*

**Voting on Resolution 5**

The Company will disregard any votes cast on resolution 5 by any director and their associates unless:

- the vote is cast as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form specifying how the proxy is to vote; or
- the vote is cast by the chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

**Undirected proxies**

The Chairman of the meeting intends to use any undirected proxies held by him to vote in favour of resolutions 4 & 5, provided shareholders give permission for this by marking the appropriate box on the Proxy Form.

WorleyParsons
resources & energy



# ASX ANNOUNCEMENT

## WORLEYPARSONS LIMITED (ASX: WOR)

## Yuzhnoye-Khylchuyu EPCM Project Award

NaryanMarNefteGaz, a joint venture between LUKOil, Russia's largest oil company, and the American oil major ConocoPhillips, has awarded a USD 90 million contract to the GWZ Consortium (Globalstroy-Engineering, WorleyParsons, and Zarubezhneftstroymontazh). GWZ will provide front-end engineering design (FEED), detailed engineering, procurement, construction management, and commissioning services for grass roots production and transportation facilities for the Yuzhnoye Khylchuyu (YK) field located 120 kilometres northeast of Naryan-Mar, 2300 kilometres northeast of Moscow on the Barents Sea coast. The project represents an investment of USD 1.5 billion.

The GWZ Consortium is led by Globalstroy-Engineering, one of Russia's largest and most capable oil and gas engineering and construction companies. WorleyParsons, a worldwide provider of professional services to the energy, resource, and complex process industries, will contribute engineering, procurement, and project control services. Zarubezhneftstroymontazh, a subsidiary of the Russian oil services company Zarubezhneft, owns Samara-based design institute Giprovostokneft, which will be the major design services subcontractor for the GWZ Consortium.

The consortium project management team will be based in Moscow, with satellite offices in Samara and Naryan Mar and at the YK Field construction site. The project management team will ensure adherence to a tight construction-driven schedule shaped by the required date for first oil production, weather windows and restricted overland access, and will also ensure that Russian sources be used for project procurement to the maximum practicable extent. FEED studies, detailed engineering, and procurement will be performed primarily in Samara, supported by WorleyParsons' London office.

The YK field will be developed in two phases, the First Production Phase (Train No. 1), delivering 60,000 barrels/day of oil by the end of 2007 to the nearby LUKOil Varandei terminal, and the Full Field Production Phase (Trains 2 and 3), which will raise production to 165,000 barrels/day by the end of 2008.

The scope of work includes oil gathering lines, metering facilities, a central processing facility (CPF), and a 162-kilometer pipeline to LUKOil's Varandei terminal. In addition to oil production, the CPF will include 90 million standard cubic feet per day of gas treatment to meet fuel gas and re-injection specifications, sulphur removal and disposal, 125 megawatts power generation and distribution to Varandei, a high-pressure compressor station to transfer and re-inject excess gas into the nearby Yareiyu field, produced water treatment, 780,000 barrels of oil storage, and emergency flare facilities. The infrastructure scope of work includes permanent living quarters,

offices, utility systems, offloading dock, roads, warehouses, shops, garages, fuelling stations, helicopter landing pads, and temporary construction facilities.

WorleyParsons can be found on the web at:

http://www.worleyparsons.com

Zarubezhneftstroymontazh's parent company, Zarubezhneft, can be found on the web at:

http://www.nestro.ru/www/nestroweb.nsf/index/enpr_introduction_eng

Russian Design Institute Giprovostokneft (owned by Zarubezhneft) can be found on the web at:

http://www.gipvn.ru/about/index-eng.php

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

14 November 2005

# ASX Announcement/Media Statement

***TRANSFIELD SERVICES (ASX:TSE); WORLEYPARSONS LIMITED (ASX:WOR)***

## WOODSIDE AWARDS INTEGRATED SERVICES CONTRACT

The Transfield Services and WorleyParsons Joint Venture (TW) was today awarded a $A700 million engineering and maintenance services contract by Woodside Energy Ltd.

Under the three-year contract, TW will be responsible for providing a range of engineering, project management, procurement, construction, maintenance and shutdown services for Woodside's Australian owned and operated assets.

The assets include North Rankin A and Goodwyn A platforms, Karratha LNG plant, King Bay Supply Base, Otway gas plant facility in Victoria and the Angel platform (to be developed).

TW has more then 800 people involved in providing engineering and maintenance services to Woodside. This number is expected to exceed 1200 people in the coming years due to the increased scope of services required to support the current program and new assets.

The contract commences on January 2006 and will expire in December 2008. The contract includes an option to extend for an additional five years to December 2013.

At the signing of the contract Peter Watson, Managing Director of Transfield Services said, "This contract builds on the close working relationship Transfield Services and WorleyParsons has had with Woodside for over 10 years. We are very proud of our achievements and look forward to building on these over the coming years,"

"The Woodside contract is a very important contract for WorleyParsons and Transfield Services. With this new contract we will be an integral part of Woodside's increase of LNG production capacity over the next few years" added WorleyParsons' CEO, John Grill.

This new contract continues an important relationship between Woodside, Transfield Services and WorleyParsons that dates back to 1995. It was in 1995 that TW was awarded the original integrated services contract, which concludes at the end of this year.

This win builds on Transfield Services and WorleyParsons success in working jointly together to provide integrated services under long term performance based contracts. Other customers include Caltex, ExxonMobil, and Western Power in Australia; New Zealand Refining Company and Shell Todd Oil Services in New Zealand; and RasGas' LNG facilities in Qatar.

*For further information please contact:*


**Market (TSE):**

Mathew Irwin CFO Transfield Services

Ph: +61 2 9475 5603

**Market / Media (WOR)**

David Housego CFO WorleyParsons

+61 2 8923 6866

**Media (TSE):**

Stephen Woodhill GM Corp Affairs Transfield Services

Ph: +61 9475 5616

RECEIVED
2005 DEC 20 P 1:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WorleyParsons
resources & energy

25 November 2005

# ASX Announcement

## WORLEYPARSONS LIMITED (ASX:WOR)

### Expansion of Canadian Operations through acquisition of Komex Environmental and HG Engineering Ltd Acquisition of remaining 49% of Jones & Jones Engineering Design

WorleyParsons is announcing today that it has signed agreements to purchase Komex Environmental and HG Engineering Ltd in a move that will significantly extend the company's operations in Canada and add additional capability to the Hydrocarbons, Infrastructure and Minerals & Metals sectors.

Calgary based Komex provides a range of services including water resource engineering and specialist geotechnical and environmental consulting and engineering to the resources and energy sector. Komex's services extend from initial environmental impact assessments to environmental management planning, ongoing site monitoring and end of operational life site remediation. Komex is recognized as one of the world's leading groundwater consultants.

The company has operations in Canada, the USA and Europe and currently employs approximately 420 staff. Komex reported revenue of approximately US$43.5m (A$59m) in 2004.

The acquisition price is approximately A$34m (C$30.1m) with an effective date of 01 January 2006.

WorleyParsons is also announcing today that it has signed an agreement to purchase Canadian minerals and metals company HG Engineering Ltd (HGE).

HGE is an engineering and project management business with operations in Toronto, Canada and Dallas, Texas. It has a proven project track record for engineering and project delivery in the minerals and metals sector. It is recognized as a specialist in hydrometallurgy and gas cleaning technologies as well as bulk materials handling, machine design and advanced design analysis. HGE has long and established relationships with key clients in the minerals and metals sector.

HGE reported revenues of approximately C$14.2m over the last year and has around 140 employees. The acquisition price is approximately C$11.4m comprising a fixed component and a deferred incentive based component. The fixed component will be satisfied by an initial payment of C$9.0m.

**WorleyParsons**

resources & energy

WorleyParsons is also pleased to announce today that it has completed the purchase of the remaining 49% of shares in the Company's specialist aluminium services provider Jones & Jones Engineering Design Pty Limited.

WorleyParsons acquired 51% of Geelong based Jones & Jones in July 2003 and has benefited from its recognized capability in aluminium.

*Commenting on these developments WorleyParsons chief executive officer* Mr John Grill said

"We see significant prospects in the Canadian market and the combination of these businesses positions WorleyParsons to capitalize on this growth. The acquisition of Komex Environmental and HGE complements and supports our existing Canadian operation, WorleyParsons MEG while providing additional capability for our global operations.

"As a world class supplier of key environmental and water resource services, Komex further expands WorleyParsons ability to support both the initial development and the ongoing operation of major resource projects around the globe. We look forward to the continued engagement of the management team at Komex to help us further develop this exciting opportunity.

"The addition of HGE is an important step forward for WorleyParsons in the development of our global Minerals & Metals business. HGE brings significant expertise and experience in mineral and metal processing in the base and ferrous metal industries that will complement that our existing capability," he said.

Commenting on the acquisition of the remaining 49% interest in Jones & Jones, Mr John Grill said:

"This is an important step in the continued development of our Minerals & Metals business and we look forward to taking Jones & Jones recognized capability to our international markets."

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

WorleyParsons

resources & energy



25 November 2005

# ASX Announcement

## WORLEYPARSONS LIMITED (ASX: WOR)

## 2005 ANNUAL GENERAL MEETING CHAIRMAN'S ADDRESS

On behalf of my fellow directors, I would like to welcome you here today and thank you for your continuing interest and support.

This was a defining year for WorleyParsons - one which truly crystallized our position as a top tier global project services provider.

As with any major corporate move, there were risks inherent in the significant expansion of our business base through the acquisition of Parsons E&C. However, the decision to acquire Parsons E&C late last year has proven to be both correct, and timely.

The expanded global presence has given us a unique platform for the future. It has enabled us to roll out our existing expertise to new markets, and to leverage our combined skill and technical base in new and exciting ways. All areas of the business have been revitalized.

The scale of the enterprise, and the expertise and experience WorleyParsons can bring to projects, is formidable. As a group our services have spanned:

- 400 Gas processing plants
- 350 Offshore Oil & Gas platforms
- 50,000kms of offshore and onshore pipeline and
- 16 Nuclear power units

Twelve months on, I can confirm that the combined WorleyParsons Group is delivering handsomely on its potential. The merged Group is in good shape. Most of the legwork of integration has been completed and the teams are functioning well. The reaction of our clients and our people has been highly positive. While more remains to be done to fully realize the Group's potential, the direction is clear.

**Safety**

Firstly, let me reiterate that the safety of our people remains our highest priority and we will continue to introduce new initiatives to ensure that our safety performance meets the highest standards across the entire company.

Unfortunately while our overall safety performance has improved significantly over the last year, I am deeply saddened to report that two members of our joint venture,

WorleyParsons GPX, were killed in Namibia on 20 October 2005, when the plane in which they were travelling crashed.

WorleyParsons is a 50.1% shareholder in WorleyParsons GPX, which conducts airborne survey work. We are working closely with the management team at WorleyParsons GPX to ascertain what went wrong, and doing everything necessary to assist the families during this very difficult time.

The nature of the industries we service, and the geographic locations where we are located, frequently place our employees in challenging situations. We constantly monitor each location where our people work to ensure a safe working environment.

We continue to strive for a perfect result: zero harm. John Grill will give you some more background on the new initiatives in safety shortly.

**Financial performance**

The Group's financial result for the year to June 2005 was strong, reflecting buoyant conditions in all key markets, good operational performance and a significant contribution from the Parsons E&C acquisition.

The FY2005 result was earned on aggregated revenue of almost $1.4 billion, an increase of 168% on the previous year. Earnings per share increased more than 64% to 37.6 cents per share. Net profit after tax rose to $57.7 million for the full year to 30 June, up 87.7% on the previous full year result.

The Company finished the year with a strong cash position, a low level of gearing and a strong balance sheet.

It is now exactly three years since the company listed on the ASX. Over that time, WorleyParsons has achieved earnings per share growth of approximately 32% on an annualized basis, and total shareholder returns of approximately 393%.

**Major business developments**

The most significant development during the year was undoubtedly the acquisition of Parsons E&C, announced in October 2004 and completed in November 2004. To fund this, we completed an institutional and retail capital raising of $228 million, which was strongly supported by both institutional and retail investors. A welcome side-benefit has been the introduction of new investors to the share register.

As I said earlier, the integration of WorleyParsons continues apace, and already the benefits are emerging. Foremost of these is our increasing globalization, while retaining an Australian domicile. More than 70% of our total revenue and profit in the 2005 financial year was generated in international markets, providing depth and resilience to earnings. This year, we anticipate that percentage to increase further.

WorleyParsons today is a formidable combination of two complementary businesses. Working together, we have been able to accomplish much that neither company could have achieved alone.

We are now recognized globally among the leaders in our various market segments, providing significant opportunities to grow the business. Most

importantly, we are in a position to bring the very best resources – human and technical - to every project we undertake.

During the year we continued to selectively make acquisitions. While these are significantly smaller than Parsons E&C, each adds to our resources, human capital, skill and technical base and is therefore strategically valuable.

Acquisitions this year included Singapore-based Development Resources Pte Ltd which services the Asian power market. Since year end we have acquired the *remaining 50% of our Canadian joint venture company,* WorleyParsons MEG Ltd, increasing our presence in the rapidly developing Canadian market.

Earlier this month we completed the acquisition of the remaining 49% of our Geelong-based subsidiary specializing in the aluminium industry, Jones & Jones Engineering Design Pty Ltd. The acquisition positions the group for further growth in this industry.

We take this opportunity to announce two important acquisitions in Canada. The Company has negotiated to acquire HG Engineering Limited, a successful engineering and project management business in the Minerals and Metals sector, based in Toronto, Canada and Dallas, US.

In addition, the Company is negotiating to acquire Komex Environmental Limited, a Canadian-based environmental and water resources consulting and engineering business. Komex is focused heavily on the oil and gas and minerals sectors with international offices in UK/ Europe and the US.

The acquisition of HGE and Komex will provide WorleyParsons with a unique platform for the implementation of our Minerals and Metals and Infrastructure strategy in North America and additional capability for our oil and gas business in the region.

**Board and management**

During the year Dr John Schubert retired as Chairman and a Director of the Company, having led the Board for over four years. I am honoured to accept the role of Chairman going forward, and would again like to place on record the Board's appreciation of Dr. Schubert's outstanding contribution to WorleyParsons' development over this time.

We were delighted that Parsons E&C's Chairman and CEO Bill Hall agreed to join the WorleyParsons Board after the acquisition, bringing a wealth of experience across many decades and continents to the Board table. His contribution has already been invaluable.

In February, Eric Gwee was appointed a Director of WorleyParsons, replacing John Schubert as one of our five non-executive directors. Mr. Gwee, a Singapore national, has extensive international experience in the hydrocarbons and power industries, following a career spanning more than 29 years with the ExxonMobil Group. Mr. Gwee is a Director of Singapore Power and the Melbourne Business School Limited. His appointment reflects the increasingly global structure of our business.

**WorleyParsons**

resources & energy

## Corporate Governance

WorleyParsons is committed to the highest standards of corporate governance. Our Corporate Governance Statement is set out in this year's annual report.

In line with that commitment, we have adopted what we believe to be best practice in the company's approach to executive remuneration. Later in the meeting we will be asking shareholders to approve several resolutions relating to remuneration. Details of WorleyParsons' remuneration policy are set out on pages 43 to 54 of the company's 2005 Annual Report, and are also available on the company's website.

Broadly speaking, WorleyParsons' remuneration policy is based on a combination of fixed annual remuneration and performance related remuneration, linking senior executive performance rights to Total Shareholder Return. It includes performance hurdles which we believe are set at best practice levels for Australian listed companies.

Expert advice from prominent external advisers confirms that the Board's approach is in line with other market leaders. In today's competitive environment, market practice tends to change rapidly and we recognize that we will need to regularly review our practices to ensure that our remuneration policies remain internationally competitive while reflecting best practice standards.

It is important to understand that WorleyParsons is now a global company. It is crucial that the way we attract and reward our most senior executives, on whose shoulders the company's performance rests, reflects that fact.

The size and complexity of the task of managing WorleyParsons has increased dramatically in recent years. Again, the Board believes it is important that the way we reward our senior team reflects this increased workload, while linking outcomes to increased shareholder returns.

I ask shareholders to carefully consider Resolutions 4 and 5 in light of these points, and vote in favour of the proposed resolutions.

## Outlook

The outlook for the markets served by WorleyParsons continues to be positive, in line with our Outlook Statement in the 2005 Annual Return. Consolidation in the oil and gas industry globally, coupled with increasing demand for power infrastructure, is creating strong demand for our services. As a result of the integration and exploitation of the synergies with Parsons E&C, we are well positioned throughout the business to respond to these opportunities and expect continued strong performance in 2006.

## Employees and Board

The fact that our shareholders have done so well since listing ultimately boils down to one thing, and that is we have a fantastic team of people working in this company, lead by a very strong group of managers.

I would like to put on the record, personally and on behalf of the Board, how much we appreciate the commitment, team work and dedication that has gone into making this year, and this merger, a success.

Being part of a growing international multidisciplined services company, working in 33 countries, offers plenty of stimulation and plenty of opportunity. However, it can also be demanding, complex and extremely challenging. Our people have met these challenges and we thank them sincerely.

Thank you ladies and gentlemen.

For further information please contact:

**David Housego**
**Chief Financial Officer**
**Ph: +61 2 8923 6866**

**WorleyParsons**

resources & energy

25 November 2005

# ASX Announcement

## WORLEYPARSONS LIMITED (ASX: WOR)

## 2005 ANNUAL GENERAL MEETING
## ADDRESS OF THE CHIEF EXECUTIVE OFFICER

This year has been one of significant achievement for the merged WorleyParsons group.

We have successfully completed the transition to a truly global services provider with the capability to deliver projects in any region of the world through any of our 73 offices worldwide.

We continue to pursue our objective to build an increasingly diversified business operating safely with strength and depth in a range of sectors and markets.

The integration of the two businesses is progressing well and remains on track. In particular we have been pleased at the positive response to the merger we have received from both our people and clients.

The combination of these strong businesses has enabled WorleyParsons to generate new opportunities that would have been out of the reach of either company working alone.

WorleyParsons delivered an excellent performance in 2005 as a result of a significant contribution from the Parsons E&C acquisition, strong conditions in all key markets and a good operational performance.

We announced a record annual net profit of $57.7 million with earnings per share up 64% to 37.6 cents per share. Return on equity was 22%.

In a moment I will review the Company's operational performance over the last year.

Before I do this I would like to reiterate WorleyParsons' corporate objective of zero harm in health, safety and environment which we aim to achieve through the principles of leadership, no incidents and safe behaviour. The safety of our people remains our first priority and our safety performance in terms of lost time injuries and total recordable injuries continues to improve year on year.

As mentioned by Ron, WorleyParsons takes the issue of safety very seriously.

Although our lost time frequency and total recordable injury frequency figures for 2005 are greatly improved, we deeply regret the deaths of the two members of WorleyParsons GPX in October this year. Safety remains our top priority and we continue to focus on achieving our target of zero harm.

**WorleyParsons**

resources & energy

Work is ongoing to continually improve our safety performance and we recently jointly pioneered a significant national effort in this regard. Together with TAFE and Transfield Services we are establishing induction centres in Australia and New Zealand. The induction centres aim to eliminate injuries and harm through more effective awareness training and also to provide an enduring safety network across the major industries in Australia. They will also enhance current induction processes. Work to establish the centres is still in the development phase but progress to date has been extremely encouraging.

I would now like to move on to a review our business units during the year.

The hydrocarbons business continues to be WorleyParsons' largest customer sector group and for FY 2005 it accounted for 72% of group revenue. Revenue for the division increased by 177% to $988 million which reflects not only the size of the Parsons E&C business but also its better than expected performance coupled with WorleyParsons' existing strength in hydrocarbons.

We were pleased to announce a number of material contracts during the year which included;

- A WorleyParsons and KBR joint venture was selected by Esso Highlands Ltd to conduct Front End Engineering Design (FEED) studies for the Papua New Guinea gas project. The same joint venture was also awarded the FEED contract for the Angel Gas development, offshore Western Australia, for Woodside Energy Ltd.
- A joint venture between WorleyParsons, Transfield Services and TRAGS (a local Qatari contracting company) was selected to carry out a consolidated maintenance contract for the LNG facilities of RasGas Company Limited in Qatar which is valued at $110 million over five years.
- In addition, a joint venture between WorleyParsons and Foster Wheeler was awarded a major Engineering Procurement and Construction Management contract by Woodside Energy for its proposed Phase V LNG expansion project at its North West Shelf gas plant. This is a significant contract which greatly enhances our position in the rapidly growing global LNG business.

Other highlights in the hydrocarbons sector included the continued strong performance from the Australasian and South East Asian regions as well as a strong result from the Middle East.

Shareholders would be aware of WorleyParsons continuing work in Iraq where the Company holds two reconstruction contracts. The first is the PCO Oil North Project where WorleyParsons has an 85% interest. The second contract is as program manager for the upgrade of Iraq's power sector for the Project and Construction Office where WorleyParsons has a 50% interest.

This work is an important contributor to the rebuilding of Iraq's hydrocarbons and power industries and WorleyParsons continues to contract with local Iraqi businesses, creating local employment and providing economic benefits in the service economy.

As in all spheres of operation, the safety and security of our colleagues in Iraq is our priority and for that reason we prefer not to discuss these projects in any greater detail.

Looking ahead, we continue to see a strong basis for continued growth for the hydrocarbons sector with historically high oil prices, increasing demand for gas, the expected continued development of major FEED and EPCM projects and the ongoing capital expenditure associated with maintaining and upgrading major hydrocarbon facilities.

The second major business unit in terms of contribution to group earnings is power, which experienced rapid growth this year following the Parsons E&C acquisition, achieving aggregated revenue of $172 million, an increase of 513%.

The acquisition created the significant opportunity to transfer Parsons' global power capability into WorleyParsons locations.

In February we strengthened our capabilities with the acquisition of Singapore-based engineering and project services group Development Resources Pte Ltd from Singapore Power.

During the year the power business was also awarded a number of material contracts including;

- A contract for the provision of services as owner's engineer to the Belene nuclear power plant for NEK Bulgaria and a second material contract in Bulgaria as owner's engineer for Maritza East 2 thermal power plant.
- The Company was also awarded a four-year extension to the contract held by our joint venture company to support the Tennessee Valley Authority for various coal fired and hydroelectric facilities.
- In addition, a contract was awarded by Progress Energy of North Carolina for its clean smokestacks program at its Roxboro plant, which includes project management, engineering, procurement and site support services.

Going forward, the capability the group has acquired as a result of the Parsons E&C and DRPL acquisitions gives us a strong position in a number of key markets and a positive outlook for FY 2006.

The minerals and metals business again performed strongly during the year generating aggregated revenue of $160 million, an increase of 68% on the previous year.

Major projects undertaken in the year included the expansion of the Worsley alumina facility in Bunbury, Western Australia for BHP Billiton and the finalisation of the expansion of the Aughinish Alumina refinery in the Republic of Ireland.

Other projects included the upgrade of the Orica Yarwun 3 ammonium nitrate facility in Gladstone and the project management of a new mineral sands processing facility for Bemax in the Murray Basin.

WorleyParsons

resources & energy

Our focus in the coming year will be on the continued development of our EPCM contracting capability, alliance development and the evaluation of options for sustainable growth outside of the Australian market.

After a number of years of rapid growth in the minerals and metals sector we are expecting more modest growth in 2006, however the outlook for the sector remains positive.

Moving on to infrastructure, this business unit achieved revenue growth of 56% to $59 million for the year which was another pleasing performance.

We secured significant contracts in the transport and water sectors during the year, including engineering services for a major desalination plant in Perth, Western Australia and a three year contract to assist the Singapore Land Transport Authority.

Our extensive capability in feasibility and siting studies for major industrial projects was in high demand across a range of industries during the year.

The infrastructure business is an important component of the group as it gives us the ability to deliver a full range of capabilities to clients despite it being a small contributor to overall revenue.

That said, we also have a positive outlook for the infrastructure sector in 2006 due to the expected continued growth in non-residential construction in Australia, growth in key infrastructure sectors of water and transport and expanding international markets.

Since the year end I am pleased to report we have made a number of significant announcements relating to further acquisitions and material contract wins.

Our stated aim is to continue to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for shareholders. We have previously announced an agreement to purchase the remaining 50% of the Company's Canadian joint venture partner WorleyParsons MEG Ltd.

WorleyParsons is pleased to announce today that it has signed an agreement to acquire a Canadian infrastructure company Komex Environmental Ltd.

Calgary based Komex provides a range of services to the Hydrocarbons, Minerals & Metals and Infrastructure sectors including water resource engineering, specialist geotechnical engineering and environmental consulting and engineering. Komex provide support to the resource sector from initial environmental impact assessments to environmental management planning, ongoing site monitoring and end of operational life site remediation. Komex is recognized as one of the world's leading groundwater consultants.

The company has operations in Canada, the USA and Europe and currently employs approximately 420 staff. Komex reported revenue of approximately USD $43.5m (A$59m) in 2004.

The acquisition price is approximately A$34m (C$30.1m). The effective date will be January 1, 2006.

WorleyParsons is also announcing today that it has purchased 100% of the shares in Canadian minerals and metals company HGE Ltd.

HGE is an engineering and project management business in the minerals and metals sector with operations in Toronto, Canada and Dallas, Texas. It is a recognized specialist in hydrometallurgy and gas cleaning technologies as well as bulk materials handling, machine design and advanced design analysis. They have long and established relationships with key clients in the minerals and metals sector.

HGE reported revenues of approximately $14.2m over the last year with around 140 employees. Effective date is September 1, 2005.

The acquisition of Komex and HGE together with our move to 100% ownership in WorleyParsons MEG establishes WorleyParsons as a significant player in the Canadian market.

WorleyParsons is also pleased to announce today that it has completed the purchase of the remaining 49% of the shares in the company's specialist aluminium services provider Jones & Jones Engineering Design Pty Ltd.

We have recently won a number of contracts within the hydrocarbons sector which further demonstrates the strength of the merged group.

In August the China National Offshore Oil Corporation awarded WorleyParsons a US$35 million contract to provide integrated project management team services for its world-scale grass roots refinery being built in the Guangdong Province of the People's Republic of China.

A joint venture between LUKOil, Russia's largest oil company, and the American oil major ConocoPhillips, has awarded a USD 90 million contract to the GWZ Consortium of which WorleyParsons has approximately a one third share. GWZ will provide front-end engineering design (FEED), detailed engineering, procurement, construction management, and commissioning services for grass roots production and transportation facilities for the Yuzhnoye Khylchuyu (YK) field located 120 kilometres northeast of Naryan-Mar, 2300 kilometres northeast of Moscow on the Barents Sea coast. The project represents an investment of USD 1.5 billion.

The Transfield Services and WorleyParsons Joint Venture (TW) was awarded a $A700 million engineering and maintenance services contract by Woodside Energy Ltd to follow on from the previous ten year contract.

Under the three-year contract, TW will be responsible for providing a range of engineering, project management, procurement, construction, maintenance and shutdown services for Woodside's Australian owned and operated assets.

This win builds on Transfield Services and WorleyParsons success in working together to provide integrated services under long term performance based contracts.

We have also been awarded a significant project for Iran which involves the front end design of South Pars 12 gas field. The project will be executed jointly by our

offices in London and Kuala Lumpur. A great example of the synergy activities in the merged operations of WorleyParsons.

Looking forward, we expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors continue to experience positive conditions, in particular hydrocarbons and power. As a result of the integration and exploitation of the synergies with Parsons E&C we are well positioned throughout the business to respond to these opportunities.

Further, our earnings in 2006 will be enhanced by an increased contribution from the existing operations and an additional three months contribution from the Parsons E&C operations plus a contribution from the acquisitions announced today.

We continue to see growth opportunities for the group and look forward to capitalising on these over the next year.

In closing I would like to sincerely thank all our shareholders for their continued support and confidence they have shown in WorleyParsons.

For further information please contact:

**David Housego**
**Chief Financial Officer**
**Ph: +61 2 8923 6866**

**WorleyParsons**
resources & energy

25 November 2005

# ASX Announcement

## WORLEYPARSONS LIMITED (ASX: WOR)

## PROXY RESULTS OF 2005 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, WorleyParsons Limited announces the following proxy results of the 2005 Annual General Meeting.

| No. | Resolution | For | Against | Abstain | Open to Proxy holders |
|---|---|---|---|---|---|
| 2(a) | Re-election of Mr Ron McNeilly | 135,576,235 | 39,912 | 37,667 | 12,512,721 |
| 2(b) | Re-election of Mr David Housego | 135,575,092 | 41,523 | 38,199 | 12,511,721 |
| 2(c) | Election of Mr Eric Gwee | 135,576,006 | 37,680 | 40,128 | 12,512,721 |
| 3 | Remuneration Report | 132,336,765 | 624,201 | 2,647,530 | 12,558,039 |
| 4 | Executive director performance rights | 97,235,452 | 4,964,905 | 33,447,331 | 297,781 |
| 5 | Increase in non executive director aggregate fee level | 95,901,213 | 6,318,219 | 33,424,956 | 297,781 |

For further information please contact:

**Sharon Sills**
**Company Secretary**
**Ph: +61 2 8923 6866**

**WorleyParsons**
resources & energy



25 November 2005

# ASX Announcement

## WORLEYPARSONS LIMITED (ASX: WOR)

## RESULTS OF 2005 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, WorleyParsons Limited announces that each of the resolutions put to the meeting was carried by the requisite majority.

### Proxy results

As previously advised and in accordance with Section 251AA of the *Corporations Act 2001*, WorleyParsons announces the following proxy results of the 2005 Annual General Meeting:

| No. | Resolution | For | Against | Abstain |
|---|---|---|---|---|
| 2(a) | Re-election of Mr Ron McNeilly | 135,576,235 | 39,912 | 37,667 |
| 2(b) | Re-election of Mr David Housego | 135,575,092 | 41,523 | 38,199 |
| 2(c) | Election of Mr Eric Gwee | 135,576,006 | 37,680 | 40,128 |
| 3 | Remuneration Report | 132,336,765 | 624,201 | 2,647,530 |
| 4 | Executive director performance rights | 97,235,452 | 4,964,905 | 33,447,331* |
| 5 | Increase in non executive director aggregate fee level | 95,901,213 | 6,318,219 | 33,424,956* |

** Excluded votes as defined in the Notice of Meeting are included in this total*

### Poll results

Each resolution was decided on a poll. Details of the total number of votes cast on the poll are set out below:

WorleyParsons

resources & energy

**Resolution 2(a) - Retirement by Rotation and Re election of Mr Ron McNeilly**

| | |
|---|---|
| Number of votes FOR the resolution | 149,994,670 |
| Number of votes AGAINST the resolution | 39,912 |
| Number of votes ABSTAINING on the resolution | 37,667 |

**Resolution 2(b) - Retirement by Rotation and Re Election of Director Mr David Housego**

| | |
|---|---|
| Number of votes FOR the resolution | 149,992,527 |
| Number of votes AGAINST the resolution | 41,523 |
| Number of votes ABSTAINING on the resolution | 38,199 |

**Resolution 2(c) - Election of Director Mr Eric Gwee**

| | |
|---|---|
| Number of votes FOR the resolution | 149,994,441 |
| Number of votes AGAINST the resolution | 37,680 |
| Number of votes ABSTAINING on the resolution | 40,128 |

**Resolution 3 – Remuneration Report**

| | |
|---|---|
| Number of votes FOR the resolution | 146,799,296 |
| Number of votes AGAINST the resolution | 624,201 |
| Number of votes ABSTAINING on the resolution | 2,648,752 |

**Resolution 4 – Performance rights to executive directors**

| | |
|---|---|
| Number of votes FOR the resolution | 97,925,667 |
| Number of votes AGAINST the resolution | 4,965,375 |
| Number of votes ABSTAINING on the resolution* | 33,447,331 |

** Excluded votes as defined in the Notice of Meeting are included in this total*

WorleyParsons
resources & energy

**Resolution 5 – Increase in aggregate fee level for non executive directors**

| | |
|---|---|
| Number of votes FOR the resolution | 96,590,206 |
| Number of votes AGAINST the resolution | 6,318,689 |
| Number of votes ABSTAINING on the resolution* | 33,426,178 |

** Excluded votes as defined in the Notice of Meeting are included in this total*

For further information please contact:

**Sharon Sills**
**Company Secretary**
**Ph: +61 2 8923 6866**

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **WorleyParsons Limited** |
| **ABN** | **17 096 090 158** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **David Joseph Housego** |
| **Date of last notice** | **9 December 2004** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | **Direct** |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **N/A** |
| **Date of change** | **5 and 6 September 2005** |
| **No. of securities held prior to change** | **Ordinary shares = 366,667**<br>**Performance Rights = 144,416** |
| **Class** | **Ordinary Shares** |
| **Number acquired** | |
| **Number disposed** | **5 September 2005 = 105,722**<br>**6 September 2005 = 60,945** |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | **5 September 2005 = $1,028,355.84**<br>**6 September 2005 = $594,727.88** |
| **No. of securities held after change** | **Ordinary shares = 200,000**<br>**Performance Rights = 144,416** |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **On market sale of shares** |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.